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                                                                   EXHIBIT 99.8




                                   November 25, 1997

Mr. Richard D. Minehart, Jr.
Deflecta-Shield Corporation
1275 Sherman Drive
Longmont, CO 80502

         Re:  Severance Benefit After Change in Control

Dear Dick:

    In order to encourage your full attention and dedication to your employment with Deflecta-Shield Corporation ("Company") and its affiliates, the Company has decided to provide you with a lump sum severance benefit that will be paid to you in the event that, after the occurrence of a "Change in Control" (as herein defined) of the Company, your employment with the Company and its affiliates is terminated under the circumstances described in this letter agreement:

    1. SEVERANCE BENEFIT. If your employment with the Company and its affiliates is terminated by the Company and it affiliates other than for "Cause" (as herein defined) or by you for "Good Reason" (as herein defined) within eighteen (18) months following the occurrence of a Change in Control, the Company will pay you a severance benefit equal to twelve (12) months' base pay. If your employment with the Company and its affiliates is terminated by the Company and its affiliates other than for Cause or by you for Good Reason more than eighteen (18) months after, but less than twenty-four (24) months after, the occurrence of a Change in Control, the Company will pay you a severance benefit equal to six (6) months' base pay. If you voluntarily terminate your employment with the Company and its affiliates within twenty-four months following a Change in Control because of a relocation of your place of employment which would reasonably require you to relocate your personal residence, the Company will pay you a severance benefit equal to three (3) months' base pay. The Company, in its sole discretion, may elect to condition your right to receive a severance benefit pursuant to this paragraph upon your submission to the Company of a complete and valid waiver and release, in such form as the Company may reasonably require, of any and all claims you may have against the Company and its affiliates that may have arisen on or before your termination of employment ("Waiver"). The Company shall exercise its election to condition your severance benefit upon your submission of a Waiver to the Company by written notice to you within five (5) business days after the later of your termination of employment or the Company's receipt of written notice by you that your termination of employment was for Good Reason. Such Waiver will not require you to waive your right to receive the severance benefit described herein, accrued vacation pay, your account balance under the 401(k) plan or reimbursement for pending medical claims.

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Mr. Richard D. Minehart, Jr.
November 25, 1997
Page 2


    2. TIMING AND METHOD OF PAYMENT. In the event you become entitled to a severance benefit pursuant to paragraph 1, such severance benefit will be paid in one lump sum within thirty (30) days after the date of your termination of employment or, in the event that the Company requires that you submit a Waiver pursuant to paragraph 1, within thirty (30) days after such Waiver becomes irrevocable.

    3. ASSUMPTION OF CAR LEASE. If you become entitled to a severance benefit pursuant to paragraph 1, and, immediately prior to your termination of employment, the Company or any of its affiliates was reimbursing you (in whole or in part) for automobile lease payments made by you, then you may elect to have the Company assume your remaining lease payment obligations under such lease. Such election shall be made by giving written notice and delivering the leased automobile and an assignment of the lease agreement with the consent of the lessor to the Company within five (5) business days of your termination of employment. In no event shall the Company or any of its affiliates assume any liability arising with respect to your leasing and operation of the automobile prior to the delivery of the automobile to the Company, including, without limitation, responsibility for any damage to the automobile prior to its delivery to the Company.

    4. NO OTHER SEVERANCE BENEFIT. In the event you become entitled to the severance benefit pursuant to paragraph 1, such severance benefit shall be in lieu of any other severance benefit provided by the Company or any of its affiliates pursuant to any other plan, policy or other arrangement, including Severance Payments provided under your employment agreement in accordance with the letter from the Company to you dated February 7, 1996; provided that you may elect to receive your lump sum Severance Payment provided under your employment agreement in lieu of the severance benefit provided under this letter agreement. All other rights and obligations between you and the Company or any of its affiliates pursuant to such employment agreement or any other agreement shall remain in full force and effect.

    5. BASE PAY. Your base pay shall be your highest base salary, without consideration of bonus or employee benefits of any kind, that is in effect immediately prior to or at any time after the occurrence of a Change in Control.

    6. CHANGE IN CONTROL. A Change in Control shall be deemed to have occurred if any of the following events occur prior to November 25, 1999:

         a) any person or entity becomes the beneficial owner, directly or indirectly, of securities representing in excess of fifty (50%) of the voting securities of the Company, except for Chuck Meyer or Mark Mamolen;

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Mr. Richard D. Minehart, Jr.
November 25, 1997
Page 3

         b) the Company sells or otherwise disposes of all or substantially all of its assets;

         c) persons who, at the beginning of any twelve (12) consecutive month period, constitute the Board of Directors of the Company, at the end of such period cease to constitute a majority of the Board of Directors of the Company, unless the nomination or appointment of each new Director was approved by a vote of at least two-thirds (2/3) of the Directors then still in office who were Directors at the beginning of such period; or

         d) the Company merges or combines with or into any other person or entity and the shareholders of the Company immediately prior to the consummation of the merger own less than fifty percent (50%) of the outstanding voting securities of the surviving entity upon consummation of the merger.

    7.   FOR CAUSE.  For Cause shall mean one or more of the following:

         a) the commission of a felony (other than driving while intoxicated or while under the influence of alcohol or drugs);

         b) a willful dereliction of duty or intentional malicious conduct contrary to the best interests of the Company or any of its affiliates and their respective businesses if such dereliction of duty or misconduct is not corrected within thirty (30) days after written notice thereof from the Company; or

         c) a refusal to perform reasonable service customarily performed by you (other than by reason of a disability) if such refusal is not corrected within thirty (30) days after written notice thereof from the Company.

    8.   GOOD REASON.  Good Reason shall mean one or more of the following:

         a)   the reduction of your base salary;

         b) your assignment to a position which is inappropriate for an individual of your ability and experience; or

         c) a material reduction in your bonus opportunities or employee benefits in the aggregate.

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Mr. Richard D. Minehart, Jr.
November 25, 1997
Page 4

    9.   GENERAL PROVISIONS.

         a) NOTICES. Any notice required by this letter agreement shall be deemed sufficient if sent by registered or certified mail postage prepaid, with return receipt requested. Notices shall be addressed to the parties as follows:

         If to you:               Mr. Richard D. Minehart, Jr.
                                  462 Pine Woods Drive
                                  Barrington, IL 60010

         If to the Company:       Deflecta-Shield Corporation
                                  1275 Sherman Drive
                                  Longmont, Colorado 80502
                                  Attn: President

Each party may change his or its address by written notice in accordance with this paragraph. Notices shall be deemed effective at the time of their mailing.

         b) WITHHOLDING OF TAXES. The Company may withhold from the severance benefit payable under this letter agreement all federal, state, city and local taxes as the Company may determine to be legally required.

         c) EMPLOYMENT RIGHTS. This letter agreement does not constitute a contract of employment and does not give you any right to be rehired or retained in the employ of the Company or any related entity, or any other right or claim to any benefit, unless such right or claim has specifically accrued under the terms of this letter agreement.

         d) NO RIGHT TO COMPANY ASSETS. Neither you nor any other person shall acquire by reason of this letter agreement any right in or title to any assets, funds or property of the Company or its affiliates. Any benefits which become payable hereunder shall be unfunded obligations of the Company and shall be paid from the general assets of the Company.

         e) SUCCESSORS. This letter agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the Company. Any successor to the Company shall be substituted for the Company with respect to all provisions of this letter agreement.

         f) INTERESTS NOT TRANSFERABLE. Your interest to a severance benefit under this letter agreement is not subject to your debts or other obligations and may not be voluntarily or involuntarily sold, transferred (other than by reason of death), alienated, assigned or encumbered.

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Mr. Richard D. Minehart, Jr.
November 25, 1997
Page 5

         g) MODIFICATION AND WAIVER. No amendment, modification, or discharge of this letter agreement shall be valid or binding unless set forth in writing and duly executed by you and the Company. Any waiver or consent by you or the Company to any breach of or any variation from any provision of this letter agreement shall be valid only if in writing and only in the specific instance in which it is given, and such waiver or consent shall not be construed as a waiver of any subsequent breach of any other provision or as a consent with respect to any similar instance or circumstance.

         h) SEVERABILITY. If any provision in this letter agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions shall continue in full force and without being impaired or invalidated in any way.

         i) HEADINGS. The paragraph and subparagraph headings are for reference only and shall not define or limit the provisions hereof.

    This letter agreement shall be governed by Delaware law. Please sign and return to the Company the enclosed copy of this letter if you accept and agree to its terms and conditions.

Sincerely,


DEFLECTA-SHIELD CORPORATION       Accepted:

By:  ______________________       ____________________________
                                  Richard D. Minehart, Jr.

Date: _____________________       Date: ______________________